UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

August 21, 2015

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

Consolidated

 Financial Statements and

Summary of Events

as of June 30, 2015

(presented on a comparative basis with 2014)

UNAUDITED FINANCIAL STATEMENTS

as of June 30, 2015

SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

STATEMENTS OF COMPREHENSIVE INCOME

STATEMENTS OF FINANCIAL POSITION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENTS OF CASH FLOW

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS LIMITED

SUMMARY OF EVENTS

In compliance with the rules of the National Securities Commission (Periodic Reporting Requirements – Title IV – Chapter III – Section 4), Petrobras Argentina S.A.’s Summary of Events for the six and three-month period ended June 30, 2015 is described below. This Summary of Events is supplementary to and should be read in conjunction with the interim condensed consolidated financial statements of the Company as of June 30, 2015.

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the three and six-month periods ended June 30, 2015 and 2014:

(in millions of pesos)

ANALYSIS FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014:

Net income: Net income attributable to the Company’s shareholders totaled 524 in the period under review and 354 in 2014 quarter.

Sales: Sales rose 299 to 5,237 from 4,938 in 2014 quarter, mainly due to increases in the Refining and Distribution, Petrochemical and Gas and Energy business segments of 187, 152 and 87, respectively, with reduced eliminations attributable to intercompany sales amounting to 29. These positive effects were partially offset by a 156 drop in sales in the Oil and Gas Exploration and Production business segment, mainly due to the sale of assets in the Austral basin in the first quarter of 2015.

Gross profit: Gross profit increased 62 to 1,656 in the quarter under review from 1,594 in 2014 quarter, mainly due to improvements in the Refining and Distribution and Petrochemicals business segments, offset by declines in the Oil and Gas Exploration and Production and Gas and Energy business segments. It should be noted that results from intercompany transactions recorded a positive variation of 74, mainly due to a reduction in the refinery’s own crude oil production levels.

Administrative and selling expenses: Administrative and selling expenses totaled 659 in the quarter under review and 589 in 2014 quarter. In 2015 quarter higher tax charges and transportation expenses are attributable to increased sales in the period under review.

Exploration expenses: Exploration expenses are attributable to onshore operations in Argentina and totaled 19 in 2015 quarter and 11 in 2014 quarter.

Other operating income (expenses), net: Other operating expenses totaled losses of 125 and 108 in 2015 and 2014 quarters, respectively.

Share of net profit of equity-accounted investees: Share of net profit of equity-accounted investees improved 192, accounting for a gain of 24 in 2015 quarter compared to a loss of 168 in 2014, which period was adversely affected by the recognition of a loss of 228 attributable to equity interest in OCP.

Operating income: Operating income rose 159 to 877 in the period under review from 718 in 2014 quarter, basically due to the above mentioned improvement in share of net profit of equity-accounted investees, partially offset by higher administrative and selling expenses.

Financial results: Financial results accounted for gains of 11 and 18 in 2015 and 2014 quarters, respectively. Both periods were favorably impacted by the effect of the depreciation of the Argentine peso against the US dollar on the Company’s net monetary asset position.

Income tax: Income tax charge totaled 326 and 344 in 2015 and 2014 quarters, respectively. Higher income tax charges for 2014 quarter are mainly attributable to investments in OCP, with losses not generating the corresponding tax shield. This accounted for an increase in the income tax effective rate in 2014.

Analysis of Gross Profit

Oil and Gas Exploration and Production

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: In 2015 quarter, sales decreased 156 to 2,414 from 2,570 in 2014, mainly due to lower sales volumes of oil and gas as a consequence of the sale of assets in the Austral basin in the first quarter of 2015, partially offset by an improvement in gas sales prices.

Oil sales decreased 235 million to 1,802 million in 2015 quarter from 2,037 in 2014 quarter, mainly due to the decline in sales volumes resulting from the sale of the Austral basin and, to a lesser extent, the natural decline of mature fields.

Gas sales rose 85 to 590 in 2015 quarter from 505 in 2014 quarter, mainly as a consequence of an improvement in average sales prices for the residential segment, partially offset by a decline in sales volumes, which totaled 198 MMcf/d in 2015 quarter and 252 MMcf/d in 2014 quarter, mainly derived from the sale of the Austral basin. In 2015 quarter, production from the Neuquén basin increased due to the start of production of non-conventional gas wells which allowed to offset the natural decline of mature fields.

Gross profit: Gross profit for this business segment totaled 830 in 2015 quarter and 904 in 2014 quarter, with similar margins on sales in both periods, nearing 35%.

Refining and Distribution

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for this business segment rose 187 to 2,942 in 2015 quarter from 2,755 in 2014 quarter, as a result of the combined effect of increased sales volumes and improved refined product sales prices, partially offset by lower crude oil sales volumes in the quarter under review.

Refined product sales volumes totaled 496.2 thousand cubic meters in 2015 quarter and 467.1 thousand cubic meters in 2014 quarter, in line with an increased demand in the period under review.

Gross profit: Gross profit for this business segment totaled 401 in 2015 quarter and 357 in 2014 quarter, with similar margins on sales of 13.6% and 13% in both periods.

Petrochemicals

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: In 2015 quarter, sales rose 152 to 1,224 from 1,072 in 2014 quarter, mainly due to increased sales from the catalytic reformer plant operations and, to a lesser extent, styrenics.

Sales revenues resulting from the catalytic reformer plant operations rose 138 to 495 from 357, as a consequence of the combined effect of increased sales volumes and higher prices stated in pesos. The rise in volumes is attributable to increased virgin naphtha volumes processed.

Styrenic product sales revenues rose 14 to 729 from 715, as a consequence of increased sales volumes of polystyrene attributable to a higher domestic demand, partially offset by the drop in average sales prices for styrene and synthetic rubber, in line with the drop in international prices.

Gross profit: Gross profit totaled 227 in 2015 quarter and 199 in 2014 quarter, and margins on sales were similar in both quarters, nearing 18.5%.

Gas and Energy:

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

- Electricity Generation

Sales: In 2015 quarter, sales for electricity generation increased 8 to 396 from 388 in 2014, mainly due to an improvement in average sales prices, partially offset by lower sales volumes, which dropped to 1,559 Gwh from 1,722 Gwh, as a consequence of the scheduled shutdown for maintenance works at Genelba Power Plant in the period under review.

Gross profit: Gross profit totaled 157 in 2015 quarter and 166 in 2014 quarter, with margins on sales of 39.6% and 42.8% in 2015 and 2014 quarters, respectively.

Marketing and Transportation of Gas

Sales: In 2015 quarter, natural gas sales revenues rose 88 to 619 from 531, mainly due to an improvement in average sales prices, partially offset by a decline in sales volumes, which totaled 207 million cubic feet in 2015. The rise in average sales prices is mainly attributable to increased volumes of non-conventional gas sold at Gas Plus price and improved prices for the residential and CNG segment.

Gross profit: Gross profit was close to zero, reflecting a loss of 4 in both periods.

ANALYSIS FOR THE SIX–MONTH PERIODS ENDED JUNE 30, 2015 AND 2014:

Net income: Net income attributable to the Company’s shareholders totaled 1,346 in the period under review and 1,052 in 2014 six-month period.

Sales: Sales rose 943 to 10,511 from 9,568 in 2014 six-month period, mainly due to improved average prices which accounted for increases in sales revenues of 744, 244, 151 and 114 in the Refining and Distribution, Gas and Energy, Oil and Gas Exploration and Production and Petrochemicals business segments, respectively. These effects were partially offset by increased  eliminations attributable to intercompany sales amounting to 310 and, to a lesser extent, the sale of assets in the Austral basin in the first quarter of 2015.

Gross profit: Gross profit increased 62 to 3,208 in the period under review from 3,146 in the same period of 2014, with improvements in gross profit for the Refining and Distribution and Gas and Energy business segments, and declines in the Oil and Gas Exploration and Production and Petrochemicals business segments. In addition, the decline in inventory levels at the refinery resulted in a positive variation attributable to intercompany transactions.

Administrative and selling expenses: Administrative and selling expenses totaled 1,353 in the period under review and 1,101 in 2014 six-month period. In 2015 six-month period higher tax charges and transportation expenses derived from increased sales in the period under review.

Exploration expenses: Exploration expenses are attributable to onshore operations in Argentina and totaled 31 in 2015 six-month period and 25 in the same period of previous year.

Other operating income (expense), net:  Other operating income (expense) improved 545, accounting for a gain of 460 in 2015 six-month period, compared to a loss of 86 in the same period of previous year. This improvement is mainly attributable to the sale of assets in the Austral basin in the period under review which resulted in a gain of 674, and to the gain of 181 in the same period of previous year derived from the sale of interest in Puesto Hernández Joint Venture (UTE).

Share of net profit of equity-accounted investees: Share of net profit of equity-accounted investees improved 185, accounting for a gain of 10 in 2015 six-month period compared to a loss of 175 in the same period of previous year. This improvement is primarily due to the recognition of a loss of 228 in 2014 six-month period attributable to equity interest in OCP.

Operating income: Operating income rose 535 to 2,294 in 2015 six-month period from 1,759 in the same period of previous year, primarily due to the above mentioned improvement in Other operating income (expense), share of net profit of equity-accounted investees and gross profit, partially offset by higher administrative and selling expenses.

Financial results: Financial results accounted for a loss of 15 in 2015 six-month period compared to a gain of 202 in the same period of previous year. Improved results in 2014 six-month period are primarily attributable to the positive effects of higher depreciation of the Argentine peso against the US dollar (25% and 6% in 2014 and 2015, respectively) on the net monetary asset position in foreign currency.

Income tax: Income tax charge totaled 856 and 888 in 2015 and 2014 six-month periods, respectively. Higher income tax charges for 2014 six-month period are mainly attributable to investment in OCP, with losses not generating the corresponding tax shield. This accounted for an increase in the income tax effective rate in the same period of previous year.

Summarized Balance Sheet and Income Statement Structure

Consolidated Balance Sheet

(in millions of Argentine pesos)

	06-30-2015	12-31-2014
Current assets	8,919	8,883
Non-current assets	15,973	15,549
Total assets	24,892	24,432
Current liabilities	4,964	5,895
Non-current liabilities	5,829	5,922
Total liabilities	10,793	11,817
Shareholders' equity attributable to shareholders of the Company	12,957	11,586
Shareholders' equity non-controlling interest	1,142	1,029
Shareholders' equity	14,099	12,615
Total liabilities and shareholders' equity	24,892	24,432

Consolidated Statement of Income

(in millions of Argentine pesos)

	For the six-month ended	
	06-30-2015	06-30-2014
Operating income	2,294	1,759
Financial expenses and holding losses, net	(15)	202
Subtotal	2,279	1,961
Income tax	(856)	(888)
Net income for the period	1,423	1,073
Attributable to:		
- Shareholders of the Company	1,346	1,052
- Non-controlling interest	77	21
Total	**1,423**	**1,073**
Net income for the period	1,423	1,073
Other Comprehensive income	87	376
Other Comprehensive income for the period	**1,510**	**1,449**
Attributable to:		
- Shareholders of the Company	1,371	1,244
- Non-controlling interest	139	205
Total	**1,510**	**1,449**

Consolidated Statement of Cash Flows

(in millions of Argentine pesos)

	For the six-month ended	
	06-30-2015	06-30-2014
Cash and cash equivalents at the beginning of the year	2,278	1,193
Net cash provided by operations	1,922	1,921
Net cash used in investing activities	(2,165)	(1,251)
Net cash used in financing activities	(83)	(182)
Effect of exchange rate change on cash	81	218
Cash and cash equivalents at the end of the year	2,033	1,899

	06-30-2015	06-30-2014
a- ***Liquidity***		
(Current assets / Current liabilities)	1.797	1.925
b- ***Solvency***		
(Shareholders´ equity / Total liabilities)	1.306	1.234
c- ***Immobilization***		
(Non-current assets / Total assets)	0.642	0.641

Statistical Data

For the six-month period ended June 30,				
		2015	2014	2013	2012	2011
Crude oil sales (thousands of barrels)						
Argentina	(c)	5,885	6,639	8,282	6,699	6,356
Bolivia		56	58	63	79	78
Total		5,941	6,697	8,345	6,778	6,434
Natural gas sales (thousands of cubic feets)						
Argentina		40,102	44,885	45,314	49,095	47,558
Bolivia		1,029	1,134	1,313	1,602	1,847
Total		41,131	46,019	46,627	50,697	49,405
Petrochemical sales (tons)						
SBR (tons)		18,282	20,381	24,994	22,664	24,084
Styrene (Argentine) (tons)		37,573	35,858	47,861	45,029	39,740
Styrene (Brazil) (tons)	(a)	-	-	-	-	42,016
Polystyrene (Argentine) (tons)		33,766	29,325	26,555	32,407	29,350
Polystyrene (Brazil) (tons)	(a)	-	-	-	-	37,869
Other derivered products (m3)	(b)	172,798	165,604	185,236	183,693	-
		262,419	251,168	284,646	283,793	173,059
Refining products sales (m3)						
Gasoline		267,082	243,389	265,146	273,809	371,824
Gas oil		430,759	383,136	375,027	397,980	651,503
Fuel Oil / IFOs / Asphalts		226,169	212,191	239,515	228,020	331,739
Other derivered products (m3)	(b)	88,558	95,605	73,233	84,679	255,562
		1,012,568	934,321	952,921	984,488	1,610,628
Electricity generation (gwh)						
Energy produced		2,925	3,121	3,236	3,108	2,148
Contracted sales		475	622	1,527	1,549	1,340
Spot sales		2,843	2,966	2,473	2,342	1,635
Total sales		3,318	3,588	4,000	3,891	2,975

(a) In March 2011 the Company sold Innova.

(b) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and Distribution segment.

(c) In March 2015 and Juanuary 2014 the Company sold its participation in Austral Basin and Puesto Hernandez (UTE), respectively.

Outlook

Our main goal for 2015 is to consolidate Petrobras Argentina as a robust, flexible, efficient and profitable company that will allow us to overcome the challenges posed by the context. In this respect, the Company plans to enhance development of resources in order to achieve in the short-term a balanced replacement of production from mature reservoirs and grow sustainably.

Concerning the Oil and Gas Exploration and Production business segment, the Company needs to ensure certainty of its operations to move forward with its investment and production plan to generate over time the funds required to finance the development of the Company’s non-conventional resources. In this respect, the Company expects to formalize the agreement for the extension of its exploitation concessions reached with the Province of La Pampa as it did with the Province of Río Negro.

As regards natural gas, the Company participates in the Natural Gas Injection Incentive Program for Companies with reduced Injection (Gas Plan II), which program will contribute to monetize reserves.

Concerning Refining and Distribution activities, in 2015 the Company plans to continue with efficiency and high performance programs at the refinery and maintain the improvements obtained in quality of service to our clients and in logistics cost reduction.

As regards the Petrochemicals business segment, in 2015 we seek to secure availability of basic raw materials at prices in line with those for our products and guarantee plant operations at a cost level required to reach a standard of competitiveness.

In the Gas and Energy business segment, we plan to continue with the high operating performance for which our assets stand out in the power generation sector.

Marcos Benício Pompa Antunes

Representative Director

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

 Consolidated

Financial Statements

as of June 30, 2015

 (presented on a comparative basis with 2014)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Stated in millions of Argentine pesos)

Note	Three-month 06/30/2015	Three-month 06/30/2014	Six-month 06/30/2015	Six-month 06/30/2014
Sales		5,237	4,938	10,511	9,568
Cost of sales	5	(3,581)	(3,344)	(7,303)	(6,422)
Gross profit		1,656	1,594	3,208	3,146
Administrative and selling expenses	6	(659)	(589)	(1,353)	(1,101)
Exploration expenses	7	(19)	(11)	(31)	(25)
Other operating income (expenses), net	8	(125)	(108)	460	(86)
Share of net profit of equity accounted investees	14.3	24	(168)	10	(175)
Operating income		877	718	2,294	1,759
Financial results					
Financial income	9	177	182	315	625
Financial costs	9	(166)	(164)	(330)	(423)
Income before income tax		888	736	2,279	1,961
Income tax	10	(326)	(344)	(856)	(888)
Net income		**562**	**392**	**1,423**	**1,073**
Earnings per share basic / diluted (in pesos)		0.260	0.175	0.667	0.521
Attributable to:					
Shareholders of the Company		524	354	1,346	1,052
Non-controlling interest		38	38	77	21
Total		**562**	**392**	**1,423**	**1,073**

Notes 1 to 27 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

 (Stated in millions of Argentine pesos)

(a) Concepts in subsequent years will be reclassified to the income statement

Notes 1 to 27 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014

(Stated in millions of Argentine pesos)

Note	06/30/2015	12/31/2014
CURRENT ASSETS			
Cash and cash equivalents	11	2,033	2,278
Other investments	15	33	33
Trade receivables	12	2,858	2,945
Other receivables	13	2,001	1,676
Inventories		1,994	1,951
Total current assets		8,919	8,883
NON-CURRENT ASSETS			
Trade receivables	12	53	60
Other receivables	13	184	163
Deferred income tax asset		2	47
Inventories		67	67
Other investments	15	150	153
Investments in associates	14.2	3,112	2,979
Investments in companies under joint control	14.1	528	491
Property, plant and equipment	16	11,877	11,589
Total non-current assets		15,973	15,549
Total assets		**24,892**	**24,432**
CURRENT LIABILITIES			
Accounts payable		3,159	3,045
Short-term loans	17	50	92
Payroll and social security taxes		272	371
Taxes payable		893	1,134
Provisions	18	590	1,253
Total current liabilities		4,964	5,895
NON-CURRENT LIABILITIES			
Accounts payable		2	4
Long-term loans	17	2,734	2,587
Employment benefit obligations	19	527	438
Deferred income tax liabilities		718	499
Provisions	18	1,848	2,394
Total non-current liabilities		5,829	5,922
Total liabilities		**10,793**	**11,817**
EQUITY			
Capital stock	20	2,019	2,019
Other items in capital		2,186	2,186
Reserves income	21	7,602	7,144
Other		(693)	(693)
Unapropiated retained earnings	22	1,346	458
Other comprehensive income	23	497	472
Total shareholders' equity attributable to:			
Shareholders of the Company		12,957	11,586
Non-controlling interest		1,142	1,029
Total equity		**14,099**	**12,615**
TOTAL LIABILITIES AND EQUITY		24,892	24,432

Notes 1 to 27 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY

FOR THE SIX–MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

(Stated in millions of Argentine pesos)

(a) Balances due to business combination of companies under common control

(b) Note 14.4

(c) As required by the Shareholders’ Meeting of March 27, 2014.

(d) As required by the Shareholders’ Meeting of March 19, 2015.

Notes 1 to 27 are an integral part and should be read in conjunction with these financial statements.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX–MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

 (Stated in millions of Argentine pesos)

Note	06/30/2015	06/30/2014
Cash provided by (used in) operations:			
Net income		1,423	1,073
Reconciliation to net cash provided by (used in) operating activities:			
Share of net profit of equity accounted investees	14.3	(10)	175
Financial results, net		(127)	(455)
Depreciation of property, plant and equipment	16	1,166	1,206
Contingences	8	10	52
Reserve for enviromental remediation	8	7	-
Gain from the sales of Puesto Henandez	8	-	(181)
Gain from the sales of Austral Basin	8	(674)	-
Income tax	10	856	888
Accrued interest	17	110	79
Other		8	27
Changes in assets and liabilities:			
Trade receivables		108	(211)
Other receivables		(286)	(11)
Inventories		(121)	(733)
Accounts payable		335	395
Payroll and social security taxes		(14)	(59)
Taxes payable		(325)	(79)
Provisions		90	41
Dividends collected		6	3
Interest paid	17	(97)	(89)
Income tax paid		(543)	(200)
Net cash provided by operations		1,922	1,921
Cash provided by (used in) investing activities:			
Acquisition of property, plant and equipment		(2,974)	(1,657)
Sale of interests in companies and oil and gas areas		792	372
Net variation in investments other than cash and cash equivalents		1	13
Fideicomiso Financiero de Obra Gasoducto Sur		16	21
Net cash used in investing activities		(2,165)	(1,251)
Cash provided by (used in) financing activities:			
Net decrease in short term loans	17	(12)	(118)
Payment of loans with original long-term maturity	17	(45)	(40)
Cash dividends paid		(26)	(24)
Net cash used in financing activities		(83)	(182)
(Decrease) Increase in cash and cash equivalents		(326)	488
Cash and cash equivalents at the beginning of the year		2,278	1,193
Effect of exchange rate change on cash and cash equivalents		81	218
Cash and cash equivalents at the end of the period	11	2,033	1,899

Notes 1 to 27 are an integral part and should be read in conjunction with these financial statements.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX–MONTH PERIOD ENDED JUNE 30, 2015

(Stated in millions of Argentine pesos, except as otherwise indicated)

1. General Information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina’s  shares are listed on the Buenos Aires Stock Exchange. Its American Depositary Shares (“ADS”), each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (NYSE).

1.2  Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and hydrocarbon transportation and marketing. The Company has its mainly operations in Argentina, Bolivia, Ecuador and Venezuela. The Company’s fiscal year ends on December 31 of each year.

In these financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved issuance of these condensed consolidated financial statements (hereinafter “financial statements”) on July 30, 2015.

1.3 Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

These condensed interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB, adopted by the CNV through General Resolution No.562/09 and supplements.

These financial statements should be read in conjunction with the financial statements as of December 31, 2014, prepared on the basis of IFRS and issued on February 4, 2015.

2.1 Accounting policies and financial statements used

The accounting policies applied by the Company are consistent with those applied in the previous year.

For the preparation of these financial statements, we have used the financial statements of subsidiaries, jointly controlled and associated as of the June 30, 2015 and 2014 and as of December 31, 2014, or the best financial information available, adapted to the same period of time with respect to the financial statements of the Company. The adjustments have also been considered to adapt the criteria for valuation of the Company.

2.2  Risk policy and accounting estimates

In preparing these financial statements the Company has consistently applied the previous year risk policies and accounting estimates. In relation to the risk analysis, as of June 30, 2015 there are no significant changes from the previous year.

2.3 Operating segments reporting

The Company adopted IFRS 8 – Operating Segments, whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the Board of Directors, chief operating decision maker, in deciding how to allocate resources and in assessing performance.

In the segmentation, the Company considers transactions with third parties and intersegment revenues, which are valued as defined internal transfer prices between segments, with verification methodologies based on market parameters.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

(a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP and direct and indirect interest in mixed companies in Venezuela and PELSA.

(b) Refining and Distribution, including the Company’s own operations in the refinery at Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

(c) Petrochemicals, comprising the Company’s own of styrenics operations and the catalytic reformer plant operations developed in Argentina .

(d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex.

(e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. Intercompany operations are performed at prices representing market values.

In the Central Service Structure common costs to individual business segments are included, among others, management fees, tax on financial transactions, financial liabilities interest and income tax, which are incurred by the Company in the ordinary course of its operations and because of control economy, they are managed from the central structure and not appropriate between operating segments.

3. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company does not engage in or trade derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the periods included in these financial statements.

Subsequent to the financial statements as of December 31, 2014 there were no significant changes in the risk management of the Company, or in policies associated with this management.

3.1 Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rate between the Argentine Peso and certain foreign currencies.

The Company is mainly exposed to changes in the peso exchange rate against the U.S. dollar. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

The Company has a net asset position in foreign currency because of the fact that a significant portion of its debt is designated as hedge of investment in foreign currency, so the exchange differences generated by this debt are recognized in “Other comprehensive income”.

The variation in the exchange rate in the quarter ended June 30, 2015 generated a gain of 37 imputed to "Financial Results" (Note 9) and a deferred gain of 1 imputed OCI (Note 23).

The carrying amounts of assets and liabilities denominated in foreign currencies as of June 30, 2015 and as of December 31, 2014, including designated debt coverage indicated above, are as follows:

Fair Value by hierarchy levels

Inputs used to determine the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2015 and as of December 31, 2014, were the following:

 4. Information business segments

The Company prepares information based on criteria business segments and prepares further relevant information by geographic area.

4.1  Business segments

Below is detailed information on each business segment identified by the Company’s Management:

06/30/2015					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate, Other and Eliminations	Total
Current assets	2,807	2,017	1,354	1,561	1,180	8,919
Investment in companies under joint control	-	-	-	528	-	528
Investments in associates	2,899	211	-	2	-	3,112
Other Investments	111	-	-	39	-	150
Property, plant and equipment	9,209	1,290	499	778	101	11,877
Non-current other assets	101	53	69	68	15	306
Total assets	**15,127**	**3,571**	**1,922**	**2,976**	**1,296**	**24,892**
Total liabilities	**4,275**	**2,502**	**645**	**549**	**2,822**	**10,793**

	12/31/2014					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate, Other and Eliminations	Total
Current assets	3,324	2,100	1,177	1,724	558	8,883
Investment in companies under joint control	-	-	-	491	-	491
Investments in associates	2,733	246	-	-	-	2,979
Other Investments	106	-	-	51	(4)	153
Property, plant and equipment	8,985	1,264	496	737	107	11,589
Non-current other assets	140	50	59	72	16	337
Total assets	**15,288**	**3,660**	**1,732**	**3,075**	**677**	**24,432**
Total liabilities	**6,072**	**2,443**	**514**	**647**	**2,141**	**11,817**

4.2  Relevant information by geographical area

Below is information on assets, sales, operating income and equity in earnings of affiliates aggregated by geographical area:

5.  Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

5.1  Expenses attributable to cost of sales

6.  Administrative and selling expenses

7.  Exploration expenses

8.  Other operating income (expenses), net

9.  Financial results

10.  Current and deferred income tax

Income tax disclosed in the Statement of Income and deferred tax are broken down as follows:

(a) It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

The reconciliation between income tax expense in the statements of income and the amount calculated by applying the prevailing income tax rate of 35% to the income tax before taxes is as follows:

(a) The movement for the periods ended June 30, 2015 and 2014 includes (1) and 7 recognized in "Income tax". Additionally, the allowances generated in the periods ended June 30, 2015 and 2014 charge of (18) and 68 recognized in OCI, respectively.

11.  Cash and cash equivalents

12.  Trade receivables

(a) The movement for the period ended June 30, 2015 includes (14) charged in "Administrative and Selling Expenses” and 1 attributable to disbursements for the period.

13. Other receivables

(a) The movement for the period ended June 30, 2015 includes (47) charged in "OCI”.

14.  Investments in related companies

14.1 Investments in joint ventures

As of June 30, 2015 the book value of the investment in CIESA (TGS 's controlling shareholder) amounts 528 and represents about 2% of the total assets of Petrobras Argentina.

TGS Regulatory Framework – Tariff Schedule

On June 5, 2015 through Resolution 3347 ENARGAS approved an increase in tariff schedules applicable to the Natural Gas transportation public utility effective May 1, 2015. This increase represents for TGS a 44.3% temporary rise in the price for the natural gas transportation service and a 73.2% increase in Charge for Access and Use.

This temporary increase is intended to cover operation and maintenance costs and the investments required for the normal supply of natural gas transportation services until TGS and the Argentine government reach an agreement for the comprehensive renegotiation (the “Comprehensive Agreement”) of the natural gas transportation license initialed by TGS in October 2011. As of the date of these financial statements, there is no certainty as to the execution date of the comprehensive agreement.

This increase is a partial recognition of the prior administrative claims filed by TGS. That is the reason why TGS will continue taking  appropriate actions to protect its rights, including those actions necessary to effect the Comprehensive Agreement.

14.2. Investments in associates

(a) Includes Petrokariña S.A., Petroritupano S.A., Petroven-Bras S.A. t Petrowayú S.A.

(b) Activity of the

six–month period ended June 30, 2015 are shown (319) under “OCI”

14.3 Share of net profit of equity accounted investees

14.4 Minority interest

Name	Country	Proportion non-controllig interest
Petrolera Entre Lomas S.A.	Argentina	41%

	For the six-month period ended	
Statement of profit or loss	**06/30/2015**	**06/30/2014**
Sales	1,331	1,148
Cost of sales	(865)	(759)
Gross profit	466	389
Administrative and others expenses	(122)	(122)
Financial results	15	(3)
Income before income tax	359	264
Income tax	(170)	(213)
Net income	189	51
Attributable to non-controlling interests	**77**	**21**
Other comprehensive income	156	451
Attributable to non-controlling interests	**62**	**184**
Dividends paid to non-controlling interests	**26**	**24**

Statement of financial position	**06/30/2015**	**12/31/2014**
Current Assets	593	981
Non-current Assets	3,063	2,784
Current Liabilities	410	848
Non-current Liabilities	469	422
Equity	2,777	2,495
Attributable to non-controlling interests	1,142	1,029

	For the six-month period ended	
Cash flow	**06/30/2015**	**06/30/2014**
Net cash provided by operations	374	410
Net cash used in investing activities	(707)	(268)
Net cash used in financing activities	(92)	(85)
Effect of exchange rate change	28	48
(Decrease) Increase in cash and cash equivalents	(397)	105

15.  Other investments

(a)The movement for the period ended June 30, 2015 includes (6) charged in "OCI”.

16. Property, plant and equipment

Note	Production wells, exploratory wells and oil and gas properties	Machinery, tools and equipments	Electricy generation plants	Industrial plants	Work in progress	Other	Total
Cost								
12/31/2013		14,435	4,456	1,184	1,344	1,265	1,961	24,645
Translation effect		1,018	15	-	-	38	31	1,102
Additions		1,117	2	1	-	3,316	219	4,655
Net decreases and transfers		757	(8)	148	220	(3,130)	(127)	(2,140)
12/31/2014		**17,327**	**4,465**	**1,333**	**1,564**	**1,489**	**2,084**	**28,262**
Translation effect		308	4	-	-	9	10	331
Additions		190	17	-	-	1,722	72	2,001
Net decreases and transfers	(a)	(1,511)	(981)	138	103	(1,714)	(92)	(4,057)
06/30/2015		**16,314**	**3,505**	**1,471**	**1,667**	**1,506**	**2,074**	**26,537**
Depreciation								
12/31/2013		8,834	3,788	670	559	-	1,270	15,121
Translation effect		383	6	-	-	-	11	400
Net decreases		(999)	(452)	(3)	-	-	(26)	(1,480)
Depreciation		2,043	337	90	80	-	82	2,632
12/31/2014		**10,261**	**3,679**	**757**	**639**	**-**	**1,337**	**16,673**
Translation effect		145	2	-	-	-	4	151
Net decreases	(a)	(2,350)	(949)	-	-	-	(31)	(3,330)
Depreciation		915	113	53	45	-	40	1,166
06/30/2015		**8,971**	**2,845**	**810**	**684**	**-**	**1,350**	**14,660**
Net book value 06/30/2015		7,343	660	661	983	1,506	724	11,877
Net book value 12/31/2014		7,066	786	576	925	1,489	747	11,589

(a) Production wells, exploratory wells and oil and gas properties line includes the disposal of fixed assets by selling to YPF its interest in the joint operation (UTE) Puesto Hernández (Note 25), in the period 2014 and the disposal of fixed assets by selling to Austral Basin, in the period 2015.

17.  Financial loans

The breakdown of loans as of June 30, 2015 and December 31, 2014 is as follows:

Loan activity

Activity in loans and financing as of June 30, 2015 and 2014 are as follows:

The maturities of the financial loans as of June 30, 2015 and December 31, 2014 are as follows:

18.  Provisions

(a) Includes 21 shown under “OCI”, (95) corresponding to net payments on new charges and 7 shown under “Other operating income (expenses), net” (Note 8).

(b) Includes 10 shown under “Other operating income (expenses), net” (Note 8) and (7) attributable to disbursements for the period.

Subsequent to the financial statements at December 31, 2014 there were no significant changes in all aspects of the provisions recorded by the Company.

19.  Social benefits and other payroll benefits

As of June 2015 the evolution of pension plan liabilities is as follows:

The liabilities of payroll benefits include the following:

20.  Capital stock

As of June 30, 2015, the Company’s capital stock amounted to 2,019, fully subscribed, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

21.  Reserves

22.  Unappropriated retained earnings

23.  Other comprehensive income

24.  Related companies transactions

Balances and transactions with related companies

Balances as of June 30, 2015 and December 31, 2014 for transactions with related companies are the following:

The main transactions with related companies for the three–month periods ended June 30, 2015 and 2014 are as follows:

25.  Operations in Joint Operation

On January 31, 2014, the Company’s Board of Directors approved the sale to YPF of the Company’s interest in Puesto Hernández Joint Venture (UTE) in the amount of USD 40.7 million, resulting in a pre-tax gain of 181 recorded in “Other operating income (expenses), net” (Note 8).

On March 30, 2015, the Company’s Board of Directors approved the sale to Compañía General de Combustibles S.A. of the Company’s entire interest in the Austral basin in Argentina in the amount of USD 101 million, resulting in a pre-tax gain of 674 recorded in “Other operating income (expenses), net” (Note 8). The transaction includes concessions operated under the Joint Ventures (UTE) of Santa Cruz I, Santa Cruz I Oeste, Glencross and Estancia Chiripá, assets related to Santa Cruz II, Punta Loyola Terminal and oil and gas pipelines operated in the basin.

As regards the exploitation concession for Veta Escondida area, on March 17, 2015, under Decree No.565/2015, the Province of Neuquén approved a standard agreement including terms and conditions similar to those provided in the agreement reached in December 2013. As of the date of these financial statements, the above agreement is pending subscription.

26. General Resolution No. 629/2014 - Save Documentation

On August 14, 2014, the CNV issued Resolution No. 629 by amending rules about guard documentation.

In this regard, the Company advises that trade books, corporate books and accounting records are in the registered office.

The Company has sent documentation of certain age to AdeA provider - File Management SA to be stored, it is in Ruta 36, km 34.5, Florencio Varela, Buenos Aires.

27.  Subsequent events

No other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of June 30, 2015, or the results of its operations for the six–month period then ended.

GLOSSARY:

ADS

American Depositary Shares

ARS

Argentine pesos

Bol

Bolívares

CAMMESA

Compañía Administradora del Mercado Mayorista Eléctrico S.A.

CIESA

Compañía de Inversiones de Energía S.A.

CNV

Comisión Nacional de Valores (Argentine Securities Comision)

Distrilec

Distrilec Inversora S.A

Edesur

Empresa Distribuidora Sur S.A. (Edesur S.A.)

ENRARGAS

Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency)

EUR

Euros

IAS

International Accounting  Standards

IASB

International Accounting  Standards Board

IFRIC

International Financial Reporting Interpretations Committee

IFRS

International Financial Reporting Standards

MM cf/d

Million cubic feet per day

NYSE

New York Stock Exchange

OCI

Other Comprehensive income

OCP

Oleoducto de Crudos Pesados Ltd.

PELSA

Petrobras Entre Lomas S.A.

Petróleo Brasileiro

Petróleo Brasileiro S.A. – PETROBRAS, compañía controlante de la Petrobras Argentina S.A.

PIB BV

Petrobras Internacional Braspetro BV

PFB

Petrobras Finance Bermudas Ltd

TGS

Transportadora de Gas del Sur S.A

US

United Status of America

USD

United States Dollars

WEM

Wholesale Electricity Market

$ Bol

Pesos bolivianos

REPORT ON REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

To the Shareholders, President and Directors of Petrobras Argentina S.A.

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Petrobras Argentina S.A. (“PESA" or "the Company") and its subsidiaries, including the consolidated statement of financial position as of June 30, 2015, the consolidated statements of income, the comprehensive income for the three and six-month period then ended, the consolidated statements of changes in shareholders' equity and cash flows for the six-month period then ended and the selected explanatory notes. The balances and other information for the year 2014 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and added by the National Securities Commission (CNV, for its acronym in Spanish) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard by Technical Pronouncement No. 33 of the FACPCE in Argentina, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists in making inquiries to the company personnel responsible for the preparation of the information included in the condensed interim consolidated financial statements and in the preparation of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards (IAS), and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

Fundamentals of our conclusion with exceptions

We were unable to review the financial information as of June 30, 2015 and 2014 supporting the value recorded for the direct and indirect equity investments in mixed companies in Venezuela, the recorded amount of which totals $ 2,827 million.

Conclusion with exceptions

Based on our review, except for the possible effects of the situation mentioned in paragraph “Fundamentals of our conclusion with exceptions”, no issues have come to our attention that make us believe the condensed interim consolidated financial statements mentioned in the first paragraph have not been prepared, in all material respects, in accordance with IAS 34.

PRICE WATERHOUSE & CO. S.R.L

By                                             (Partner)

Miguel A. Urus

Autonomous City of Buenos Aires, July 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: August 21, 2015

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares /

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer